UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 26, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	August 26, 2009

Lihir Gold Ltd (LGL) has significantly increased its Resource estimates for both Côte d’Ivoire and Lihir Island demonstrating the quality of the company’s assets in each country.
Côte d’Ivoire
In Côte d’Ivoire, LGL has increased its Measured and Indicated Resource estimates in the Hiré district from 352,000 ounces to 442,000 ounces, with Inferred Resources rising from 148,000 ounces to 450,000 ounces. The increases reflect an initial payback from LGL’s accelerated drilling program within the country. LGL recently announced it was undertaking a pre-feasibility study to consider the development of the Hiré resources, supplying ore to the nearby Bonikro mill for processing. This will potentially lead to an increase in annual production from the process plant, and may extend the life of the Bonikro operation.
At Dougbafla East, in the Oumé district, results from the 2009 infill drilling program have enabled the Resource to be increased from 150,000 ounces of Inferred Resource at the end of 2008, to an Indicated Resource of 217,000 ounces and an Inferred Resource of 15,500 ounces. Since acquisition of the Equigold assets in June last year, Measured and Indicated Resources in the Hiré and Oumé districts have increased by 536,000 ounces. Inferred Resources have risen by 209,000 ounces. All of these additional resources are generally within a 15km radius of the Bonikro process plant.
Lihir Island
LGL has increased its Indicated Resource estimates for Lihir Island by 31% to 43 million ounces, confirming its quality as one of the world’s greatest open pit gold deposits. In addition, Inferred Resources have increased by 62% to 5.5 million ounces.
The increase reflects the inclusion of drilling results for the first time from the Link Zone drilling programme completed from June 2007 to November 2008. Inclusion of 18,675 metres of new drilling has led to an increase in indicated resources of approximately 6 million contained ounces and in inferred resources of 1.8 million contained ounces in the Link Zone, adjacent to the Lienetz and Kapit pits. The latest resource estimate includes the expected benefits of the Million Ounce Plant Upgrade project which is under way at Lihir Island. This project will lead to higher plant throughputs, increased recovery and gold production, and reduced unit costs from the end of 2011.
Re-interpretation of close spaced diamond drilling results below the existing Minifie pit has also led to an increase in resources. An additional 2.5 million contained ounces of Indicated resources will be directly accessible from the existing pit.
Fulfilling the Strategy
The increase in Resources we are announcing today is great news for LGL and confirms the benefits of the initiatives we have put in place over the past few years,” said LGL CEO Arthur Hood.
“The Million Ounce Plant Upgrade project, which we launched in February last year after two years of Feasibility Studies and evaluations, will lift production capacity at Lihir Island to approximately 1 million ounces per year from the end of 2011, and will lead to a significant reduction in unit costs as well as more reliable and consistent production. This will result in further significant increases in reserves and an extension of project life.

“The improved economics of the Lihir operation expected following the commissioning of the expanded plant has contributed to the increased resource number we have released today – the MOPU dividend.
“This means that by investing approximately US$850 million in expanding the Lihir Island process plant, we are maximizing the value of the deposit for the benefit of our shareholders, the local Lihir community and the PNG economy,” he said.
“In Côte d’Ivoire, the acceleration of the exploration program we have undertaken over the past year is quickly translating into increased resources at a current discovery cost of approximately $15/oz which will potentially underpin further expansions of our operations in the country,” he said.
A summary of the company’s Mineral Resources at Lihir Island and in Côte d’Ivoire is set out below.
In Situ Resources

Lihir Island	August 2009			December 31, 2008
	Tonnes	Average grade	Contained	Tonnes	Average grade	Contained
	(mt)	(Au g/t)	ounces (mozs)	(mt)	(Au g/t)	ounces (mozs)

Measured	59.4	2.48	4.7	59.4	2.48	4.7
Indicated	494	2.41	38.3	324.7	2.71	28.2
TOTAL			43.0			32.9
Inferred	87.3	1.95	5.5	46.4	2.30	3.4

1)	August 2009 update cut-off grade of 1.0 g/t. December 2008 cut-off grade of 1.20 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies.

2)	Stated resources numbers have not been adjusted to account for mining depletion during the period from December 2008 to August 2009.

3)	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The resources ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves.

In Situ Resources

Côte d’Ivoire	August 2009			December 31, 2008
		Average	Contained		Average	Contained
	Tonnes	grade	ounces		grade	ounces
	(kt)	(Au g/t)	(kozs)	Tonnes (kt)	(Au g/t)	(kozs)

HIRÉ

Akissi-so
Indicated	3248	3.4	352	3248	3.4	352
Inferred	512	3.1	50	512	3.1	50

Assondji-so
Indicated	797	3.5	90
Inferred	219	3.2	22	1044	2.9	98

Agbalé
Inferred	1324	2.7	115			0

Chappelle
Inferred	3636	2.2	263			0

OUMÉ

Dougbafla East
Indicated	5148	1.3	217
Inferred	407	1.2	15	2638	1.8	150

Bonikro
Measured	7039	1.8	412	7039	1.8	412
Indicated	11540	1.7	635	11540	1.7	635
Inferred	6000	1.6	318	6000	1.6	318

TOTAL

Measured and Indicated	27772	1.9	1706	21827	2.0	1399

Inferred	10774	2.0	784	10194	1.9	616

1)	Bonikro resources have not been adjusted to account for depletion during mining in 2009.

2)	As at December 31, LGL’s interest is 90% of Bonikro, and 98% of the other exploration assets listed.

3)	A cut-off grade of 0.5 g/t has been applied for calculation of Resources at Assondji So, Chappelle, Agbale and Dougbafla East, compared with 0.7 g/t previously. Bonikro cutoff grade is 0.6 g/t, Akissi So cut-off grade remains unchanged at 0.7 g/t.

4)	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to reserves

Lihir Island
The increase in resources at Lihir Island is due to the following factors:
1)	Additional drilling has identified extensive mineralised areas adjacent to the Lienetz and Kapit pits, in the area referred to as the Link Zone. The resource upgrade in this area is based upon new results received from 52 new surface diamond holes for a total of 18,675m. These holes were drilled over the period from June 2007 to November 2008, and included a number of significant intercepts, some of which have been included in the diagram below. Combined with the changed assumptions described below, this has lifted Indicated resources in this area by approximately 6 million contained ounces (96.8 Mt at 1.95gAu/t). Inferred resources have increased by 1.8 million contained ounces (37Mt at 1.52gAu/t).

2)	Additional resources were identified at depth in the Minifie ore zone, following a reinterpretation of drilling data. Combined with the revised assumptions described below, this added approximately 2.5 million contained ounces (33Mt at 2.47gAu/t) in Indicated resources directly beneath the existing pit.

3)	Cut-off grade has been reduced from 1.2g/t to 1.0 g/t to reflect expected future operating costs with the upgraded plant. The revised Resource estimate also has included inferred material when optimising the constraining economic pit shell, which previously has been excluded from the calculation. A gold price of $1000/oz was used for the optimisation of the constraining economic pit shell, in line with the prior 2008 Lihir Resource statement.

New and Updated Resource Domains used for the August 2009 Resource Estimate
Côte d’Ivoire
LGL’s current exploration holdings in Côte d’Ivoire consist of 15 granted exploration licences covering 8160 square kilometres and a further 14 licences under application covering 10,663 square kilometres. The company is engaged in an extensive $27 million exploration program in Côte d’Ivoire in 2009, with approximately $14 million spent at the end of June.
Hiré
During 2009, 30,427m of drilling (342 holes) has been completed over the Agbalé, Chappelle, and Assondji So prospects, which are located within the Hiré district approximately 10 kilometres from the Bonikro plant.
From the latest drilling results, resource estimates have been completed for these three prospects.
The new resource estimates show an increase for the previously announced resource at Assondji So, and inagural resource estimates have been completed for Chappelle and Agbalé. The recent drilling involved infill drilling of Assondji So in order to increase resource confidence within the previously defined Inferred mineralisation, as well as extending this mineralisation along strike and at depth. All three deposits (along with the nearby Akissi So deposit) remain open along strike and at depth.

Oumé
During 2009, 9,996 of drilling (141 holes) has been completed over the Dougbafla East deposit, which lies approximately 15 kilometres to the north of the Bonikro process plant. The program has resulted in conversion of a significant proportion of Resources from the Inferred category to Indicated, as well as an increase in total Indicated Resource.
The aim of the exploration program in Dougbafla East is to identify open pit gold deposits which can provide additional feed for the Bonikro plant.
At Bonikro, a 16 hole program has been completed, aimed at defining extensions of the orebody at depth. Assays results for the program are currently pending.

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) and the Ontario Securities Commission. Forward looking statements are only given as of the date of this report and LG: disclaims any obligations to update or revise the forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The material contained in this document is general background information about LGL’s activities as of the date of the document. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
LGL Competent Person Statement
The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and Côte d’Ivoire is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
Note to U.S. Investors
Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a SEC company can economically and legally extract or produce. LGL uses certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.
U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors / NI 43 – 101 Statement
Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).
Mineral Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. If presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially same.

Appendix One
Côte d’Ivoire drilling results – significant intersections.
This data is included for the purposes of full disclosure.
Significant intersections returned from Hirè

Permit	Prospect	Hole ID	Northing	Easting	From	To	Interval	Au ppm

Hiré	Assondji-So	HDD378	683530	248396	53	61	8	2.59
Hiré	Assondji-So	HDD381	683593	248497	47	57	10	1.76
Hiré	Assondji-So	HDD381	683593	248497	60	63.7	3.7	6.63
Hiré	Assondji-So	HDD383	683629	248547	40.3	43	2.7	11.17
Hiré	Assondji-So	HDD387	683621	248598	50	67	17	10.5
Hiré	Assondji-So	HRC765	683450	248192	26	38	12	2.82
Hiré	Assondji-So	HRC769	683404	248227	110	116	6	5.72
Hiré	Assondji-So	HRC773	683401	248247	136	143	8	12.59
Hiré	Chappelle	HRD485	684485	248575	97.8	161	63.2	6.56
Hiré	Chappelle	HRD485	684485	248575	258.3	268	9.7	1.45
Hiré	Chappelle	HRD485	684485	248575	294	301	7	2.03
Hiré	Chappelle	HRD499	684556	248993	142.76	154.67	11.91	2.11
Hiré	Chappelle	HRD521	683946	247632	117.22	131	13.82	1.26
Hiré	Chappelle	HRC571	684453	248542	75	80	5	2.33
Hiré	Chappelle	HRC803	684192	248371	57	66	9	2.73
Hiré	Chappelle	HRC860	684548	248948	15	57	42	5.47
Hiré	Chappelle	HRC860	684548	248948	136	164	28	8.15
Hiré	Chappelle	HRC866	684374	249145	17	24	7	4.18
Hiré	Chappelle	HRC875	684406	249220	14	16	2	10.73
Hiré	Chappelle	HRC876	684440	249203	74	83	9	1.46
Hiré	Chappelle	HRC882	684391	249319	57	77	20	1.06
Hiré	Chappelle	HRC889	684396	242908	12	14	2	5.02
Hiré	Chappelle South	HRC896	682857	247666	1	15	14	5.46
Hiré	Chappelle South	HRC902	681286	246379	30	38	8	1.15
Significant intersections returned from Oumé

Permit	Prospect	Hole ID	Northing	Easting	From	To	Interval	Au ppm

Oumé	Dougbafla East	ORC545	703774	241448	19	32	13	1.50
Oumé	Dougbafla East	ORC550	703774	241324	37	40	3	3.52
Oumé	Dougbafla East	ORC554	703825	241398	37	49	12	1.18
Oumé	Dougbafla East	ODD021	703499	241050	14	20	6	4.34
Oumé	Dougbafla East	ODD023	703800	241296	73	81	8	2.09
Oumé	Dougbafla East	ODD024	703650	240863	90	100	10	1.08
Oumé	Dougbafla East	ODD025	703248	240497	47	89	42	2.16

Lihir Island, Significant Intersections greater than 1.6 g/t Au
Significant intersections

Hole ID	Interval	From	To	Au g/t	S%

DDHL1507	6m @ 1.86g/t Au & 5.74% S	120	126	1.86	5.74
	50m @ 2.72g/t Au & 3.88% S	138	188	2.72	3.88
	101m @ 2.99g/t Au & 1.37% S	200	301	2.99	1.37

DDHL1508	64m @ 2.73g/t Au & 4.61% S	94	158	2.73	4.61
	66m @ 2.66g/t Au & 3.22% S	166	232	2.66	3.22
	52m @ 2.64g/t Au & 1.98% S	248	300	2.64	1.98

DDHL1509	4m @ 1.89g/t Au & 1.96% S	12	16	1.89	1.96
	210m @ 3.4g/t Au & 4.73% S	48	258	3.40	4.73

DDHL1510	10m @ 1.68g/t Au & 2.83% S	80	90	1.68	2.83
	186m @ 2.84g/t Au & 4.05% S	114	300	2.84	4.05

DDHL1511	12m @ 3.22g/t Au & 7.71% S	6	18	3.22	7.71
	6m @ 1.82g/t Au & 8.88% S	26	32	1.82	8.88
	12m @ 2.25g/t Au & 3.71% S	218	230	2.25	3.71
	6m @ 2.36g/t Au & 0.98% S	242	248	2.36	0.98

DDHL1512	6m @ 1.7g/t Au & 5.29% S	46	52	1.70	5.29
	10m @ 2.1g/t Au & 6.44% S	60	70	2.10	6.44
	8m @ 1.71g/t Au & 5.91% S	88	96	1.71	5.91
	4m @ 2.29g/t Au & 6.82% S	98	102	2.29	6.82
	86m @ 3.96g/t Au & 5.78% S	110	196	3.96	5.78
	66m @ 4.18g/t Au & 4.89% S	208	274	4.18	4.89
	6m @ 1.55g/t Au & 3.83% S	288	294	1.55	3.83

DDHL1513	6m @ 1.6g/t Au & 4.14% S	12	18	1.60	4.14
	8m @ 3.43g/t Au & 5.05% S	28	36	3.43	5.05
	6m @ 2.34g/t Au & 6.81% S	48	54	2.34	6.81
	18m @ 1.85g/t Au & 4.29% S	74	92	1.85	4.29
	30m @ 1.99g/t Au & 2.43% S	108	138	1.99	2.43

DDHL1514	6m @ 1.79g/t Au & 6.28% S	42	48	1.79	6.28
	20m @ 2.13g/t Au & 6.93% S	60	80	2.13	6.93
	6m @ 3.73g/t Au & 5.23% S	142	148	3.73	5.23
	20m @ 2.87g/t Au & 7.15% S	156	176	2.87	7.15
	6m @ 2.47g/t Au & 7.72% S	188	194	2.47	7.72
	10m @ 3.71g/t Au & 11.27% S	208	218	3.71	11.27
	18m @ 1.36g/t Au & 5.69% S	230	248	1.36	5.69
	6m @ 1.91g/t Au & 4.96% S	312	318	1.91	4.96
	18m @ 1.45g/t Au & 5.8% S	332	350	1.45	5.80
	10m @ 3.48g/t Au & 3.3% S	360	370	3.48	3.30

Lihir Island, Significant Intersections greater than 1.6 g/t Au (continued)
Significant intersections

Hole ID	Interval	From	To	Au g/t	S%

DDHL1515	24m @ 2.58g/t Au & 4.07% S	116	140	2.58	4.07
	28m @ 1.89g/t Au & 4.53% S	152	180	1.89	4.53
	26m @ 2.13g/t Au & 3.14% S	188	214	2.13	3.14
	14m @ 3.36g/t Au & 4.45% S	222	236	3.36	4.45
	20m @ 1.64g/t Au & 3.49% S	250	270	1.64	3.49
	12m @ 1.73g/t Au & 5.31% S	288	300	1.73	5.31

DDHL1516	10m @ 4g/t Au & 7.82% S	10	20	4	7.82
	34m @ 1.97g/t Au & 4.29% S	52	86	1.97	4.29
	4m @ 2.13g/t Au & 3.67% S	148	152	2.13	3.67
	70m @ 11.42g/t Au & 7.02% S	162	232	11.42	7.02
	6m @ 2.02g/t Au & 3.31% S	286	292	2.02	3.31

DDHL1517	8m @ 5.42g/t Au & 3.59% S	22	30	5.42	3.59
	210m @ 3.6g/t Au & 4.89% S	76	286	3.6	4.89
	15m @ 1.58g/t Au & 3.69% S	300	315	1.58	3.69

DDHL1518	4m @ 2.95g/t Au & 7.95% S	14	18	2.95	7.95
	4m @ 2.31g/t Au & 8.91% S	22	26	2.31	8.91
	4m @ 1.82g/t Au & 8.72% S	32	36	1.82	8.72
	4m @ 3.07g/t Au & 4.63% S	168	172	3.07	4.63
	32m @ 1.29g/t Au & 2.59% S	216	248	1.29	2.59
	16m @ 1.66g/t Au & 1.75% S	272	288	1.66	1.75

DDHL1519	72m @ 3.28g/t Au & 5.5% S	152	224	3.28	5.5
	13m @ 1.75g/t Au & 5.16% S	276	289	1.75	5.16

DDHL1520	12m @ 1.65g/t Au & 5.13% S	102	114	1.65	5.13
	22m @ 2.69g/t Au & 5.13% S	124	146	2.69	5.13
	70m @ 2.71g/t Au & 7.47% S	158	228	2.71	7.47
	10m @ 2g/t Au & 4.61% S	252	262	2	4.61
	12m @ 1.81g/t Au & 7.08% S	328	340	1.81	7.08
	2m @ 5.1g/t Au & 4.68% S	348	350	5.1	4.68

DDHL1521	104m @ 2.21g/t Au & 4.84% S	158	262	2.21	4.84
	12m @ 1.91g/t Au & 3.76% S	276	288	1.91	3.76

DDHL1522	26m @ 1.91g/t Au & 2.69% S	132	158	1.91	2.69
	28m @ 2.63g/t Au & 2.56% S	186	214	2.63	2.56
	30m @ 2.8g/t Au & 2.4% S	226	256	2.80	2.40
	24m @ 1.58g/t Au & 2.38% S	266	290	1.58	2.38

Lihir Island, Significant Intersections greater than 1.6 g/t Au (continued)
Significant intersections

Hole ID	Interval	From	To	Au g/t	S%

DDHL1523	24m @ 2.8g/t Au & 3.95% S	60	84	2.80	3.95
	10m @ 1.91g/t Au & 6.03% S	94	104	1.91	6.03
	110m @ 4.3g/t Au & 8.61% S	132	242	4.30	8.61
	4m @ 2.02g/t Au & 2.63% S	254	258	2.02	2.63

DDHL1524	34m @ 2.86g/t Au & 5.43% S	174	208	2.86	5.43
	40m @ 1.76g/t Au & 2.82% S	260	300	1.76	2.82
	10m @ 1.98g/t Au & 3.79% S	318	328	1.98	3.79

DDHL1525	18m @ 4.1g/t Au & 8.01% S	186	204	4.1	8.01

DDHL1526	14m @ 2.55g/t Au & 6.13% S	82	96	2.55	6.13
	102m @ 3.93g/t Au & 6.62% S	144	246	3.93	6.62
	6m @ 1.79g/t Au & 1.55% S	284	290	1.79	1.55
	24m @ 1.74g/t Au & 2.98% S	302	326	1.74	2.98

DDHL1527	8m @ 1.65g/t Au & 3.4% S	170	178	1.65	3.4
	14m @ 2.04g/t Au & 5.19% S	244	258	2.04	5.19

DDHL1528	8m @ 1.6g/t Au & 3.96% S	126	134	1.60	3.96
	6m @ 1.54g/t Au & 4.05% S	146	152	1.54	4.05
	32m @ 2.4g/t Au & 4.26% S	198	230	2.40	4.26
	4m @ 2.5g/t Au & 2.26% S	282	286	2.50	2.26

DDHL1529	6m @ 2.13g/t Au & 2.19% S	80	86	2.13	2.19
	4m @ 2.16g/t Au & 2.59% S	102	106	2.16	2.59
	68m @ 2g/t Au & 4.16% S	218	286	2.00	4.16
	20m @ 2.86g/t Au & 1.33% S	316	336	2.86	1.33

DDHL1530	24m @ 1.63g/t Au & 1.43% S	166	190	1.63	1.43
	6m @ 1.85g/t Au & 1.93% S	292	298	1.85	1.93

DDHL1531	66m @ 2.47g/t Au & 1.65% S	160	226	2.47	1.65
	8m @ 1.62g/t Au & 1.82% S	234	242	1.62	1.82
	34m @ 1.77g/t Au & 3.01% S	282	316	1.77	3.01

DDHL1532	194m @ 3.29g/t Au & 5.65% S	86	280	3.29	5.65
	4m @ 1.74g/t Au & 3.5% S	300	304	1.74	3.5

DDHL1533	14m @ 1.55g/t Au & 3.32% S	160	174	1.55	3.32
	60m @ 2.29g/t Au & 4.03% S	186	246	2.29	4.03
	4m @ 2.23g/t Au & 5.96% S	254	258	2.23	5.96
	52m @ 1.87g/t Au & 4.63% S	278	330	1.87	4.63
	8m @ 2.1g/t Au & 2.52% S	392	400	2.1	2.52

Lihir Island, Significant Intersections greater than 1.6 g/t Au (continued)
Significant intersections

Hole ID	Interval	From	To	Au g/t	S%

DDHL1534	4m @ 5.2g/t Au & 4.15% S	12	16	5.20	4.15
	22m @ 5.92g/t Au & 4.26% S	28	50	5.92	4.26
	8m @ 1.75g/t Au & 3.73% S	64	72	1.75	3.73
	22m @ 1.93g/t Au & 2.03% S	142	164	1.93	2.03
	4m @ 1.71g/t Au & 14.3% S	210	214	1.71	14.30
	26m @ 2.17g/t Au & 6.74% S	244	270	2.17	6.74
	10m @ 1.83g/t Au & 2.6% S	300	310	1.83	2.60
	4m @ 2.13g/t Au & 1.67% S	416	420	2.13	1.67
	6m @ 2.04g/t Au & 1.59% S	438	444	2.04	1.59

DDHL1535	14m @ 2.5g/t Au & 10.28% S	40	54	2.50	10.28
	18m @ 1.83g/t Au & 5.65% S	78	96	1.83	5.65
	6m @ 2.05g/t Au & 4.22% S	124	130	2.05	4.22
	4m @ 1.63g/t Au & 4.45% S	148	152	1.63	4.45
	20m @ 1.8g/t Au & 4.09% S	170	190	1.80	4.09
	78m @ 1.83g/t Au & 4.71% S	206	284	1.83	4.71

DDHL1536	28m @ 2.7g/t Au & 7.23% S	146	174	2.70	7.23
	118m @ 2.19g/t Au & 3.69% S	190	308	2.19	3.69
	22m @ 1.59g/t Au & 1.08% S	336	358	1.59	1.08
	10m @ 1.27g/t Au & 1.49% S	366	376	1.27	1.49

DDHL1537	26m @ 2.05g/t Au & 14.1% S	100	126	2.05	14.10
	4m @ 2g/t Au & 9.85% S	166	170	2.00	9.85
	8m @ 4.5g/t Au & 6.73% S	180	188	4.50	6.73
	4m @ 1.95g/t Au & 2.61% S	342	346	1.95	2.61
	6m @ 20.8g/t Au & 2.68% S	388	394	20.80	2.68

DDHL1538	3m @ 3.03g/t Au & 9.75% S	8.9	12	3.03	9.75
	4m @ 2.64g/t Au & 4.71% S	40	44	2.64	4.71
	4m @ 1.69g/t Au & 4.14% S	124	128	1.69	4.14
	6m @ 2.66g/t Au & 1.2% S	332	338	2.66	1.20
	7m @ 1.88g/t Au & 3.24% S	444	451	1.88	3.24

DDHL1539	6m @ 3.41g/t Au & 7.87% S	46	52	3.41	7.87
	10m @ 1.38g/t Au & 5.51% S	74	84	1.38	5.51
	12m @ 2.93g/t Au & 2.52% S	110	122	2.93	2.52
	50m @ 3.21g/t Au & 3.11% S	134	184	3.21	3.11
	4m @ 1.95g/t Au & 0.87% S	206	210	1.95	0.87
	14m @ 1.79g/t Au & 2.7% S	234	248	1.79	2.70
	8m @ 2.66g/t Au & 2.68% S	266	274	2.66	2.68
	8m @ 3.03g/t Au & 3.4% S	376	384	3.03	3.40

Lihir Island, Significant Intersections greater than 1.6 g/t Au (continued)
Significant intersections

Hole ID	Interval	From	To	Au g/t	S%

DDHL1540	4.8m @ 1.81g/t Au & 10.3% S	7.2	12	1.81	10.3
	122m @ 3.38g/t Au & 4.63% S	72	194	3.38	4.63
	8m @ 2.59g/t Au & 4.13% S	202	210	2.59	4.13

DDHL1541	6m @ 2.57g/t Au & 9.45% S	20	26	2.57	9.45
	88m @ 3.25g/t Au & 3.2% S	100	188	3.25	3.20
	6m @ 4.89g/t Au & 3.53% S	228	234	4.89	3.53
	26m @ 1.74g/t Au & 2.55% S	346	372	1.74	2.55
	16m @ 2.14g/t Au & 1.52% S	396	412	2.14	1.52
	6m @ 1.43g/t Au & 2.42% S	424	430	1.43	2.42
	18m @ 2.18g/t Au & 2.91% S	446	464	2.18	2.91

DDHL1542	18m @ 2.18g/t Au & 4.62% S	64	82	2.18	4.62
	8m @ 2.84g/t Au & 9.66% S	96	104	2.84	9.66
	76m @ 2.18g/t Au & 5.52% S	120	196	2.18	5.52
	18m @ 1.38g/t Au & 3.5% S	220	238	1.38	3.50

DDHL1543	40m @ 3.17g/t Au & 6.38% S	132	172	3.17	6.38
	8m @ 1.48g/t Au & 4.43% S	180	188	1.48	4.43
	8m @ 4.95g/t Au & 4.83% S	220	228	4.95	4.83
	6m @ 1.75g/t Au & 5.08% S	242	248	1.75	5.08
	4m @ 1.84g/t Au & 5.63% S	262	266	1.84	5.63
	10m @ 2.29g/t Au & 4.32% S	284	294	2.29	4.32

DDHL1544	7m @ 2.19g/t Au & 0.91% S	7.3	14	2.19	0.91
	8m @ 1.67g/t Au & 4.41% S	78	86	1.67	4.41
	14m @ 2.55g/t Au & 3.57% S	130	144	2.55	3.57
	54m @ 2.5g/t Au & 4.09% S	190	244	2.50	4.09

DDHL1546	18m @ 1.38g/t Au & 5.66% S	36	54	1.38	5.66
	6m @ 2.71g/t Au & 3.7% S	204	210	2.71	3.70
	10m @ 2.51g/t Au & 5.28% S	228	238	2.51	5.28
	12m @ 1.89g/t Au & 4.92% S	246	258	1.89	4.92